Mail Stop 4561

									March 28, 2006


Mr. Takashi Morimura
Chief Executive Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302

      RE:	UnionBanCal Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 1-15081

Dear Mr. Morimura:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis

Summary of Financial Performance, page F-7
1. We note your disclosure on page F-9 that part of the decrease in other non-interest expense from December 31, 2004 to December 31, 2005 was due to a decrease in litigation expenses. Please tell us and in future filings disclose, if material, the underlying reasons resulting in the decrease in litigation expenses and separately quantify litigation expense for each period presented.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-56

2. We note your disclosure on page F-24 that part of the decrease in the specific allowance from December 31, 2003 to December 31, 2004 was due to the renegotiation of terms for certain aircraft leases, which resulted in the reporting of these leases as operating leases.
Please tell us and in future filings disclose the following:

* the amount of aircraft leases renegotiated;
* the terms that were renegotiated;
* how the term renegotiations resulted in your conclusion that the aircraft leases should be reported as operating leases;
* how you accounted for the term renegotiations;
* how you account for the operating leases;
* quantify the decrease in the specific allowance attributable to the renegotiated leases; and
* provide the disclosures required by paragraph 23 of SFAS 13, if material.












Note 19 - Derivative Instruments, page F-90

3. We note that you use derivative instruments and other financial instruments for hedging purposes. Please tell us how you determined that your hedging relationships met each of the criteria for hedge accounting pursuant to paragraphs 20, 21, 28, and 29 of SFAS 133.
Specifically address the following for each type of hedging relationship entered into during the periods presented:

* the terms of the hedged item or transaction;
* the terms of the derivative instruments;
* the specific documented risk being hedged;
* the type of SFAS 133 hedge (fair value, cash flow, etc.); and
* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

4. Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS
133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


								Sincerely,



						Joyce Sweeney
									Accounting Branch
Chief
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Mr. Takashi Morimura
UnionBanCal Corp.
March 28, 2006
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